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Issuer Free Writing Prospectus dated May 1, 2013
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus dated April 18, 2013 and
Registration Statement No. 333-187356

        This free writing prospectus relates only to the American Depositary Shares (each, an "ADS" and, collectively "ADSs") described below and should be read together with the preliminary prospectus, subject to completion, dated April 18, 2013 (the "Preliminary Prospectus") included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-187356) of GW Pharmaceutcials plc (the "Company"), relating to its initial public offering of ADSs. To review a copy of the Preliminary Prospectus, click the following link:
http://www.sec.gov/Archives/edgar/data/1351288/000104746913004510/a2214467zf-1a.htm

        This free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information in this free writing prospectus primarily relates to the determination of the initial public offering price of $8.90 per ADS, a reduction in the expected net proceeds from the offering, and the expected uses of the net proceeds of the offering. YOU SHOULD READ THIS FREE WRITING PROSPECTUS AND THE PRELIMINARY PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS," CAREFULLY BEFORE DECIDING TO INVEST IN THE ADSs.

ADSs offered by us	3,500,000 ADSs
Price per ADS	$8.90 per ADS
Overallotment option	We have granted the underwriters an option for a period of 30 days from the date of the prospectus to purchase up to 525,000 additional ADSs from us to cover overallotments, if any.
Settlement after T+3	Delivery of the ADSs will be made against any payment therefor on or after May 7, 2013, which will be the fourth business day following the date of pricing of the units (T+4).
ADSs to be outstanding immediately after this offering	3,500,000 ADSs
Ordinary shares to be outstanding immediately after this offering	175,370,354 ordinary shares
The ADSs	Each ADS represents 12 ordinary shares.
Depositary	Citibank, N.A.
Nasdaq Global Market symbol	"GWPH"
Use of proceeds	We expect to receive total estimated net proceeds from this offering of approximately $27.0 million, after deducting underwriting discounts and commissions and estimated offering expenses.

1

        Unless otherwise indicated, all information in this free writing prospectus, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering:

  •
  excludes 3,776,960 ordinary shares issuable upon the exercise of warrants outstanding as at September 30, 2012;

  •
  excludes 11,054,144 ordinary shares, issuable upon exercise of outstanding options under our equity compensation plans, as at September 30, 2012;

  •
  excludes 612,456 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at September 30, 2012;

  •
  excludes 15,000,000 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and

  •
  assumes no exercise by the underwriters of their option to purchase up to 525,000 additional ADSs.

Use of Proceeds:	The Preliminary Prospectus has been updated to revise the "Use of Proceeds" section as set forth on Exhibit A.
Capitalization:	The Preliminary Prospectus has been updated to revise the "Capitalization" section as set forth on Exhibit B.
Dilution:	The Preliminary Prospectus has been updated to revise the "Dilution" section as set forth on Exhibit C.
Business:	The disclosure set forth in the Preliminary Prospectus under "Business" has been updated by replacing the table at the top of page 92 of the Preliminary Prospectus with the following:

Regulatory Status of Sativex for MS Spasticity

Launched	Approved (pending launch)	Recommended for approval	Regulatory submission filed
Canada	Australia	Ireland	Bahrain
Denmark	Austria		Egypt
Germany	Belgium		Kuwait
Israel	Czech Republic		Oman
Norway	Finland		Qatar
Spain	Iceland		Saudi Arabia
United Kingdom	Italy Luxembourg Netherlands New Zealand Poland Portugal Slovakia Sweden		Switzerland United Arab Emirates

The disclosure set forth in the Preliminary Prospectus has been further updated by replacing all references to Sativex being approved for MS spasticity in 20 countries to now reference 21 countries.

2

Underwriting:	The disclosure set forth in the Preliminary Prospectus under "Underwriting" has been updated by inserting the following after the second full paragraph on page 174 of the Preliminary Prospectus:

"We expect that delivery of the ADSs will be made to investors on May 7, 2013, which will be the fourth business day following the date of this prospectus (such settlement being referred to as "T+4"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs prior to May 7, 2013 will be required, by virtue of the fact that the ADSs initially settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the ADSs who wish to trade ADSs prior to their date of delivery hereunder should consult their advisors."

The disclosure set forth in the Preliminary Prospectus under "Underwriting" has been further updated by deleting footnote (1) to the table at the bottom of page 174 of the Preliminary Prospectus and inserting the following before the final paragraph on page 174 of the Preliminary Prospectus:

"The amounts included in line item entitled "underwriting discounts and commissions" in the table above includes a $125,000 fee to be received by Trout Capital LLC, or Trout, for the following advisory services provided to us in connection with this offering:

•

advising with respect to our strategic approach to the offering and the structure, terms and timing of the offering; and

•

providing such other general financial advisory services as may from time to time be agreed upon by Trout and us."

        The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of this free writing prospectus and the Preliminary Prospectus may be obtained from: Lazard Capital Markets LLC, Attn: Syndicate Department, 30 Rockefeller Plaza, 48th Floor, New York, NY 10020, Telephone: (800) 542-0970; from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY,11717, Attn: Prospectus Department, Phone (631) 274-2806 / Fax (631) 254-7140; from Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone at (617) 371-3900; and from Roth Capital Partners, LLC, Equity Capital Markets, 888 San Clemente Drive, Newport Beach, CA 92660, at 800-678-9147 and Rothecm@roth.com.

3

 EXHIBIT A

USE OF PROCEEDS

        We estimate that we will receive total estimated net proceeds from this offering of approximately $27.0 million, based on an offering price of $8.90 per ADS, or $31.3 million if the underwriters exercise the overallotment option in full, in each case after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

        We intend to use the net proceeds we receive from this offering as follows:

  •
  approximately $12.0 million to fund new Phase 1 and Phase 2 clinical trials of multiple product candidates;

  •
  approximately $9.0 million to expand our Sativex manufacturing capabilities by purchasing new extraction and purification, vial filling and labelling equipment;

  •
  approximately $3.0 million to discover and develop new product candidates from our proprietary cannabinoid platform; and

  •
  approximately $3.0 million to fund working capital and other general corporate purposes, including costs and expenses of being a U.S. public company and which also may include acquisitions, although we have no present commitments or agreements to enter into any such acquisitions.

        The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above.

        Pending these uses, we intend to invest the net proceeds from this offering in short or medium term investments.

A-1

 EXHIBIT B

CAPITALIZATION

        The following table presents our total capitalization and cash and cash equivalents as at September 30, 2012:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the sale by us of 3,500,000 ADSs in this offering at an offering price of $8.90 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the overallotment option by the underwriters.

	As at September 30, 2012
	Actual		Pro forma for the Offering
	$	£	$	£
	(in thousands)
Cash and cash equivalents	47,322	29,335	74,283	46,048

Long-term debt	—	—
Equity:
Share capital	215	133	283	175
Share premium account	106,383	65,947	133,276	82,618
Other reserves	32,560	20,184	32,560	20,184
Accumulated deficit	(104,907)	(65,032)	(104,907)	(65,032)

Total equity	34,251	21,232	61,212	37,945

Total capitalization	34,251	21,232	61,212	37,945

B-1

 EXHIBIT C

DILUTION

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as at September 30, 2012 was approximately $25.8 million, or $0.19 per ordinary share and $2.33 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the initial public offering price per ordinary share, which is $8.90 per ADS after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in such net tangible book value after September 30, 2012, other than to give effect to our sale of ADSs offered in this offering at the initial public offering price of $8.90 per ADS after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as at September 30, 2012 would have been $52.8 million, or $0.30 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $3.61 per ADS. This represents an immediate increase in net tangible book value of $0.11 per ordinary share, or $1.28 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $0.44 per ordinary share, or $5.29 per ADS, to purchasers of ADSs in this offering. The following table presents this dilution to new investors purchasing ADSs in the offering:

		As at September 30, 2012
		(per ADS) (in $) (unaudited)
Initial public offering price		$8.90

Net tangible book value as at September 30, 2012	2.33
Increase in net tangible book value attributable to new investors	1.28

As adjusted net tangible book value immediately after the offering		3.61

Dilution to new investors		$5.29

        The following table summarizes, on a pro forma basis as at September 30, 2012, the differences between the shareholders as at September 30, 2012 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid at an initial public offering price of $8.90 per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include 525,000 ADSs issuable pursuant to the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADS
	Number	%	Amount	%
	(in thousands, except percentages and per share data) (in $)
	(unaudited)
Existing shareholders	133,370,354	76.1%	106,598,000	77.4%	0.80	9.59
New investors	42,000,000	23.9%	31,150,000	22.6%	0.74	8.90

Total	175,370,354	100%	137,748,000	100%	0.79	9.43

C-1

        The share information above:

  •
  excludes 3,776,960 ordinary shares issuable upon the exercise of all of our warrants outstanding as at September 30, 2012;

  •
  excludes 11,054,144 ordinary shares, issuable upon exercise of outstanding options under equity compensation plans, as at September 30, 2012;

  •
  excludes 612,456 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at September 30, 2012;

  •
  excludes 15,000,000 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and

  •
  assumes no exercise by the underwriters of their option to purchase up to                        additional ADSs.

See "Management—Compensation" in this prospectus.

C-2

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EXHIBIT A
USE OF PROCEEDS
EXHIBIT B
CAPITALIZATION
EXHIBIT C
DILUTION